02046916

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E.

Dated July 16, 2002

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _T_ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _T_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains the following:-

1. News release dated May 22, 2002 entitled "VODAFONE RANKED TOP FOR CUSTOMER SATISFACTION IN THE PRE-PAY MOBILE PHONE SECTOR".
2. News release dated June 6, 2002 entitled "'I'M FLYING HIGH' NIKKI GETS THE TRIP OF A LIFETIME WITH WILL YOUNG THANKS TO VODAFONE STORES AND VIZZAVI".
3. News release dated June 19, 2002 entitled "STATEMENT ON NEW REMUNERATION POLICY".
4. News release dated June 19, 2002 entitled "VODAFONE UK APPOINTS MARKETING DIRECTOR".
5. News release dated June 27, 2002 entitled "THE VODAFONE GROUP FOUNDATION LAUNCHES".
6. News release dated July 1, 2002 entitled "VODAFONE LAUNCHES WORLD FIRST PRE-PAID TOP UP FOR INTERNATIONAL TRAVELLERS".
7. News release dated July 1, 2002 entitled "VODAFONE'S ARCOR SELLS REMAINING 50.1% IN TELEMATIK".
8. News release dated July 8, 2002 entitled "DISPOSAL OF HOLDING IN RUHRGAS".

This report on 6-K contains Stock Exchange Announcements dated June 14, 2002, June 17, 2002, June 18, 2002, June 19, 2002, June 24, 2002, July 1, 2002, July 3, 2002 and July 5, 2002.

2002/043
6 June 2002

'I'm Flying High'
Nikki Gets The Trip Of A Lifetime With Will Young
Thanks To Vodafone Stores and Vizzavi

Nikki Clarke of Brighton literally lived out one of the lines from Will Young's smash hit single 'Anything Is Possible' when she took to the skies for a helicopter ride with the nation's Pop Idol. Nikki was the winner of the recent 'Meet The Nation's Pop Idol' competition, a promotion organised by Vizzavi through Vodafone Stores across the UK.

Capitalising on the phenomenally successful ITV1 programme (produced by Thames Television and 19 TV), mobile phone retailer Vodafone Stores ran the exclusive promotion with one-stop information and entertainment service Vizzavi, the interactive partner and sponsor of ITV1's Pop Idol.

Nikki not only met Will but as part of her prize, she also had the chance to experience the life of a Pop Idol. In her personal limousine, Nikki travelled in luxury to a 5 star hotel. After checking in, she took advantage of all the hotel had to offer, including the health club and the spa. Nikki was then whisked off to lunch at one of London's top trendy restaurants. This was followed by a whistle-stop tour of 'Celebrity London'; a viewing of a millionaire style pad in London (to see how a Pop Idol could eventually live!) followed by a style makeover and a night at one of London's premier nightspots.

"This competition signalled the first major co-branded promotion between Vodafone and Vizzavi" commented Richard Daly, Retail Director at Vodafone UK. "The scratchcard promotion was a great success with over 11,000 entries and we saw increased in-store registrations of Vizzavi in our demo bar areas during the promotional period. We also found that a large number of people took advantage of entry to the competition via their WAP mobile phone."

Geraldine Wilson, Managing Director of Vizzavi UK said "Pop Idol was a tremendous success for us and we wanted to make our involvement with the show as interactive as possible. Being able to arrange for Nikki to spend some time with Will is something I'm sure she will never forget."

"Awareness for Vizzavi shot up during Pop Idol and we were delighted with the overall results. Total awareness of Vizzavi's sponsorship of Pop Idol came in at 84% amongst viewers to the show[1] and 120,000[2] people registered with Vizzavi as a result of our involvement."

More/...

Vodafone UK Limited
The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX
Telephone: (07000) 500100, Facsimile: (01635) 677139 / 674478
www.vodafone.co.uk

[1] Simon Priest & Associates, 13th March 2002 - independent research

[2] Vizzavi internal measurement

- ends -

For more information contact:

Ally Major
Vodafone Group Press Office
Telephone: 07000 500100
E-mail: press.office@vodafone.com

Simon Ewart
Vizzavi UK Press Office
Telephone: 0207 212 0479
E-mail: simon.ewart@corp.vizzavi.net

NOTES TO EDITORS:

- Images available on request.
- 'Meet the Nation's Pop Idol' competition ran in Vodafone Stores during December 2001 and January 2002.

About Vodafone UK

Vodafone UK has been rated best network for customer satisfaction and network quality. In November 2001, Vodafone UK came top in Oftel's quarterly residential survey with 98% of mobile customers surveyed using the Vodafone network being satisfied with the overall service provided by the company. In the same month, Vodafone UK came first in Oftel's nationwide drive-around call success rate survey, achieving an average of 97.4% - topping the charts in six out of nine UK regions, with the biggest leads of nearly 2% being recorded in Scotland and the South East.

Vodafone UK has over 13.1 million customers, the largest share of the corporate mobile communications market and is part of world's largest mobile community. The Newbury-based company offers mobile voice and data communications including GPRS, which was introduced to the corporate market in April 2001 and consumers in June 2001. The Vodafone UK network covers 99% of the population and transmits approximately 9 million text messages every day. Vodafone UK was the world's first mobile operator to introduce international roaming, and currently offers its customers roaming on 313 networks in 133 countries. Vodafone UK has over 300 retail stores in the UK.

About Vizzavi

Vizzavi is a 50/50 joint venture between Vodafone Group, the world's leading mobile communications company and Vivendi Universal, Europe's leading media company. Vizzavi is a mobile-focused, multi-access portal designed to provide entertainment and information content services to customers in a consistent format, throughout Europe and across different platforms, including mobile handsets, personal computers and personal digital assistants.

Vizzavi was established in July 2000 and currently operates PC and mobile portals in the UK, France, Netherlands, Italy, Germany, Greece and Portugal. With over 7.5m registered customers (as of 29th March 2002) Vizzavi is the leading multi-access portal in Europe. For more information on Vizzavi please go to <http://www.vizzavi.net>

About Thames Television

Thames Television is the principal operating name of the UK production business of FremantleMedia, one of the largest international producers of entertainment programmes in the world, responsible for more than 180 programmes in over 33 countries.

2002/044
22 May 2002

VODAFONE RANKED TOP FOR CUSTOMER SATISFACTION IN THE PRE-PAY MOBILE PHONE SECTOR

J.D. Power and Associates' most recent mobile telephone customer satisfaction study ranks Vodafone UK **"No. 1 Pre-Pay Mobile Telephone Service in Customer Satisfaction in the United Kingdom."** Pre-Pay is the UK's most popular mobile phone service and Vodafone's pay as you talk service has the largest number of pre-pay customers at 8.2 million.

The study, conducted amongst UK mobile phone users, looked at customer satisfaction levels with mobile phone providers including pay monthly (contract) and pre-pay. Vodafone was ranked top by its pre-pay customers on four out of the six key areas:

- call quality and network coverage
- handsets
- offers and promotions
- image

"In the UK's very competitive pre-pay marketplace this award is a great achievement, particularly so because it represents the views of our customers," commented Vodafone UK's Chief Operating Officer, Gavin Darby.

"We take all our customers' views very seriously and, as part of the world's largest mobile phone community, Vodafone UK is continuously striving to provide them with the best quality of service possible."

More/...

Vodafone was the UK's first mobile network to offer a pre-pay service in 1996 and successive new product offerings have made Vodafone's pay as you talk its most successful product ever, now with over 8 million customers, 61% of its customer base. It was Vodafone mobile phones that were first available in supermarkets and other non-specialist multiple retailers, leading to the mass market take up of mobile telephony in the late 1990s.

- ends -

For further information contact:
Libby Pritchard or Anna Cloke
At the Vodafone Press Office
Telephone: 07000 500100
Press.office@vodafone.com

VODAFONE UK

Vodafone UK has 13.2 million customers, the largest share of the corporate mobile communications market and is part of world's largest mobile community. The Newbury-based company offers mobile voice and data communications including GPRS, which was introduced to the corporate market in April 2001 and consumers in June 2001. The Vodafone UK network covers 99% of the population and transmits over 10 million text messages every day. Vodafone UK was the world's first mobile operator to introduce international roaming, and currently offers its customers roaming on 311 networks in 133 countries.

2002/045

19 June 2002

STATEMENT ON NEW REMUNERATION POLICY

At last year's Annual General Meeting of Vodafone Group Plc ("Vodafone" or "the Company"), held in July 2001, Lord MacLaurin, Chairman advised shareholders that the Company would conduct a full review of its policy on executive directors' remuneration. This revised policy is contained in the Company's Annual Report and Accounts for the year ended 31 March 2002, which has been sent to shareholders today. As in previous years, this policy will be put to a shareholder vote at the Annual General Meeting of the Company which will be held on 31 July 2002.

Background

The overriding objective of the new policy on incentives is to ensure that Vodafone is able to attract, retain and motivate executives of the highest calibre essential to the successful leadership and effective management of a global company at the leading edge of the telecommunications industry. Underlying this was the need to reduce the complexity of the remuneration package, improve linkage to business strategy, increase the relevance of the pay and performance comparators and to improve the clarity of the policy.

The review of the policy was carried out with extensive consultation involving meetings with many large shareholders and institutional bodies such as the ABI[1], NAPF[2] and PIRC[3]. These meetings initially sought views on the previous policy and subsequent meetings were held to seek comments on the new policy. The responses from these latter meetings were overwhelmingly supportive. In addition, the Remuneration Committee received advice from Towers Perrin and Kepler Associates, both leading independent remuneration consultants.

The key points of the new remuneration policy are:

- **Total remuneration levels are benchmarked against a peer group of European companies to ensure that it is competitive;**
  - The Chief Executive's remuneration will deliver total remuneration that is between the top 25% and the top 10% of the remuneration levels of other chief executives of large European companies. This total remuneration will only be delivered if the company achieves exceptionally demanding performance levels.
  - The monetary value of the market data for this range is from £3.4 million to £9.3 million per annum for chief executives of large European companies. The equivalent range for US companies would be £22.5 million to £45.5 million.
  - The total remuneration levels of other executive directors will be at approximately 65% of the Chief Executive level for the Chief Operating Officer and at approximately 50% of the Chief Executive level for the other executive directors.
- **For executive directors, approximately 80% of the total expected remuneration will be performance-related;**

More/...

Vodafone Group Plc
The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX, England
Telephone: (07000) 500100, Facsimile: (01635) 677139
World-Wide Web Home Page http://www.vodafone.com

- The performance-related elements of the expected remuneration will be phased over the short, medium and long term.

- The majority of performance-related remuneration will be provided in the form of equity.

- Performance measures will be balanced between absolute financial measures and sector comparative measures to achieve maximum alignment between executive and shareholder objectives.

- **The total remuneration is made up of base salary, short, medium and long term incentives. Executive directors will be eligible to receive a deferred share bonus, performance shares and share options, the release of which are all dependent upon the achievement of performance targets;**

  - **Deferred Share Bonus**

  - Short/medium term incentive is aimed at focusing executive directors on the business priorities for the next financial year and is provided through the Vodafone Group Short Term Incentive Plan (STIP).

  - It comprises two elements:

    - A base award (delivered in the form of shares, receipt of which is deferred for a further two years) determined by reference to demanding one-year performance targets set annually by the Remuneration Committee. This year, the performance measures are related to EBITDA, free cash flow and ARPU.

    - An enhancement award of up to 50% of the number of shares comprised in the base award which may be payable subject to the achievement of a subsequent two-year performance target following the initial 12 month period. The enhancement performance targets are related to the achievement of EPS[4] growth targets.

  It is inappropriate to disclose the targets for these two elements as to do so would give a clear indication of Vodafone's budgetary targets, which are share price sensitive.

  - **Performance Shares**

  - The aim of performance shares is to align the executive directors' interests with those of shareholders. The Vodafone Group Plc 1999 Long Term Stock Incentive Plans will be the vehicle for the provision of these incentive awards.

    - Vesting of performance shares will depend upon Vodafone's relative TSR[5] performance. Measuring Vodafone's performance against the companies in the FTSE Global Communications Index[6] recognises the importance for shareholders that Vodafone outperforms its sector.

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- Vodafone's TSR over a three-year period will be compared to that of other companies in the index and performance shares will only vest if Vodafone ranks in the top half of the table with maximum vesting only if Vodafone is in the top 20%. Vesting will also be conditional upon satisfying the Remuneration Committee that there has been an improvement in the underlying performance of the Company.

- **Share Options**

- Share options will be granted each year to executive directors under the Vodafone Group Plc 1999 Long Term Stock Incentive Plan.

    - Exercise of these options will be subject to EPS (before goodwill amortisation and exceptional items) growth exceeding the growth of the UK retail price index (RPI).

    - No options will be vested if EPS growth is below growth of RPI +5%, with 25% vesting if EPS grows by more than RPI +5%, with full vesting if EPS growth exceeds RPI +15%.

    - The price of these options is set on the day prior to the date of grant of the options and so the share price must exceed the option price at exercise in order for the option to be of value.

Penny Hughes, Chairman of the Remuneration Committee, commented today: "This new remuneration policy has been designed following an extensive consultation process with both large shareholders and institutional bodies.

We have sought to make the policy more transparent, aligning the business strategy and executive incentives with the interests of shareholders, particularly with over 80% of the total potential remuneration being dependent upon the achievement of demanding performance targets.

We believe the result is a remuneration policy capable of retaining and motivating the world class management needed to run a world class business, whilst at the same time giving shareholders confidence that management are rewarded only when appropriate and stretching performance targets are reached."

For further information contact:

Vodafone Group
Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Head of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Jon Earl, Senior Group Communications Manager
Tel: +44 (0) 1635 673310

Tavistock Communications
Lulu Bridges / John West
Tel: +44 (0) 20 7600 2288

More/...

NOTES TO EDITORS:

Summary of new Remuneration Policy:

Base Pay	Short/Medium Term Incentive	Medium/Long Term Incentive
Fixed **(Circa 20%)**	Performance contingent **(Circa 80%)**	
	Deferred share bonus	Performance shares + share options
	1-year measures of EBITDA, free cash flow and ARPU + 2-year measures of EPS[4] relative to UK RPI	3-year relative TSR[5] for Performance shares + 3-5 year EPS[4] over UK RPI for options

Footnotes:

[1] ABI - The Association of British Insurers
[2] NAPF - The National Association of Pension Funds
[3] PIRC - The Pensions Investment Research Consultancy
[4] EPS – Earnings per share before goodwill amortisation and exceptional items
[5] TSR – Total shareholder return
[6] The current constituents of the FTSE Global Telecommunications Index, (applicable to 2002 awards), excluding Vodafone are:

Alltel	Orange
AT&T	Qwest Communications International
AT&T Wireless Services	SBC Communications
BCE	Singapore Telecommunications
BellSouth	Sprint Corp-FON Group
BT Group	Sprint Corp-PCS Group
China Mobile	Swisscom
China Unicom	Telecom Italia
Deutsche Telekom	Telecom Italia Mobile
France Telecom	Telefonica
Japan Telecom	Telia
KDDI	Telstra Corp
Nippon Telegraph and Telephone	Verizon Communications
NTT Docomo	WorldCom Inc – WorldCom Group
Olivetti	

2002/046

19 June 2002

VODAFONE UK APPOINTS MARKETING DIRECTOR

Vodafone UK today announced that Lance Batchelor will be joining the business in mid August as Marketing Director. He will report to Gavin Darby, UK Chief Operating Officer and will be a member of the UK Board.

A British citizen, Batchelor currently resides in the US where he is Head of Worldwide Marketing for Amazon.com. In this role he helped to drive Amazon.com into profit for the first time ever at the end of last year. Prior to this he worked for Procter & Gamble for almost ten years, gaining extensive experience in various senior marketing positions across the range of Procter & Gamble brands based in both the UK and the USA. This experience of managing some of the world's leading brands will be particularly valuable to Vodafone. In addition, he holds a BSc in Economics and an MBA from Harvard Business School.

Batchelor's new role will be to lead the business's strategy in four critical areas, Product Management; Brand and Channel Marketing; Handset Purchasing & Logistics; and for Vodafone's Corporate Marketing activity.

Welcoming Batchelor, Vodafone UK's COO, Gavin Darby said: "The UK mobile phone industry remains one of the most competitive in the world, and Vodafone's market leadership strategy is to put the customer at the heart of everything we do. Lance brings strong marketing credentials and management experience, gained both here and in the US, which will be of considerable benefit in taking the business to the next level."

In joining Batchelor commented: "I'm truly excited about joining Vodafone UK's Board. Being on the leadership team of a great British company is a real privilege. The role involves a fascinating combination of hi-tech and branding challenges and I'm really looking forward to getting started."

More/...

For more information contact:

Anna Cloke

Vodafone Group Press Office

Telephone: 07000 500100

E-mail: press.office@vodafone.com

- ends -

NOTES EDITORS:

In May 2002 Vodafone UK was ranked top for customer satisfaction in the UK's pre-pay mobile phone sector in a survey by JD Power and Associates. Vodafone UK also came top in Oftel's last quarterly residential survey with 98% of mobile customers surveyed using the Vodafone network being satisfied with the overall service provided by the company.

Vodafone UK has 13.2 million customers, the largest share of the corporate mobile communications market and is part of world's largest mobile community. The Newbury-based company offers mobile voice and data communications including GPRS, which was introduced to the corporate market in April 2001 and consumers in June 2001. The Vodafone UK network covers 99% of the population and transmits over 10 million text messages every day. Vodafone UK was the world's first mobile operator to introduce international roaming, and currently offers its customers roaming on 313 networks in 133 countries.

2002/047
27 June 2002

THE VODAFONE GROUP FOUNDATION LAUNCHES

The Vodafone Group Foundation will be launched by Sir Christopher Gent in London on 27 June 2002.

This year, the Group and its subsidiaries plan to contribute a total of around £20 million to community programmes, of which £10 million will be funded by a gift from Vodafone Group Plc to The Vodafone Group Foundation.

Guided by the Vodafone Group Social Investment Policy, The Vodafone Group Foundation will focus on:

- Sharing the benefits of mobile communications technology as widely as possible.
- Protecting the environment and supporting sustainable business practices.
- Supporting the local communities in which Vodafone's customers, employees, investors and suppliers live.

Commenting on the launch, Sir Christopher Gent, Chief Executive, Vodafone Group Plc said: "As a business, we believe we are a force for good in society and will follow through on the opportunities that our business and mobile telecommunications present to achieve this. The Vodafone Group Foundation will play its full part in making this possible."

The Vodafone Group Foundation will support the activities of Vodafone Group subsidiaries' local foundations and community programmes. The Foundation will also fund selected global initiatives.

More/...

At the London launch, Sir Christopher Gent will be joined by Professor Sir Alec Broers, chairman of the trustees of The Vodafone Group Foundation, and Martyn Lewis, one of Britain's best known broadcasters.

- ends -

For further information contact:
Anna Cloke or Libby Pritchard
at the Vodafone Group Press Office
Telephone: 07000 500100
E-mail: press.office@vodafone.com

NOTES TO EDITORS:

The Vodafone Group contains 16 cellular network operators where Vodafone has more than 50% direct equity interest and in which it has direct control over governance and management. There are also 12 companies in which Vodafone holds an equity stake. The Vodafone Group Social Investment Policy guides the work of The Vodafone Group Foundation and Vodafone Group subsidiaries.

Martyn Lewis is Founder and Chairman of the Board of Trustees for YouthNet UK [http://www.youthnet.org.uk/], TheSite.org, a project ofYouthNet, aims to offer the best guide to life for young adults, aged 16-25. TheSite believes that all young people have the capacity to make their own decisions, provided they have access to quality, impartial information and advice, and the opportunity to get support and empathy from other young people going through similar situations. TheSite is the flagship project supported by the Vodafone UK Foundation.

2002/048

1 July 2002

VODAFONE LAUNCHES WORLD FIRST PRE-PAID TOP UP FOR INTERNATIONAL TRAVELLERS

Vodafone announces today that seven of its European operators now offer visiting Vodafone customers the ability to top up their pre-paid mobile phones when abroad.

More than 44 million Vodafone customers are now able to use local Vodafone vouchers to top up abroad. Additional Vodafone operators will offer this service in the near future. Vodafone pre-paid customers who run out of credit whilst abroad now have the security of knowing that they can purchase vouchers to top up their phone in any one of over a quarter of a million retail outlets across seven countries: Germany, Greece*, Ireland, Italy, Portugal, Spain and the UK.

The top up method is the same as the home experience: customers simply buy a voucher with cash locally and dial the same top up number as they would at home. Furthermore, the free top up call will take place in the customer's own language.

Travelling or holidaying Vodafone pre-paid customers can already use their mobiles to talk and text seamlessly in up to 19 Vodafone and affiliated networks with more networks being added all the time.

Through its global technology platforms, footprint and global brand, Vodafone is able to develop easy to use, seamless mobile services, which deliver value and significant benefits to its customers.

Thomas Geitner, Chief Executive, Global Products and Services, Vodafone, said:

"Being able to top up your pre-paid phone with cash whilst abroad demonstrates how Vodafone is leading the market in continually expanding mobile services which address the desires of our customers.

"All of our services are designed to be easy to use in a borderless world. Our pre-paid customers can already use their mobiles when abroad as if they're using them at home. Now they can top up just as easily, enabling them to stay connected while on holiday.

More/...

Vodafone Group Plc
The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX, England
Telephone: (07000) 500100, Facsimile: (01635) 677139
World-Wide Web Home Page http://www.vodafone.com

"When our travelling pre-paid customers see the Vodafone brand abroad they will know that they can buy credit if they need it. Only Vodafone can deliver such high quality services."

- ends -

For further information contact:
Vodafone Group
Jon Earl, Senior Group Communications Manager
+44 (0) 1635 673310

Tavistock
Justin Griffiths
+44 (0) 20 7600 2288

Note:

* Greece: Inbound only service

2002/049

1 July 2002

VODAFONE'S ARCOR SELLS REMAINING 50.1% IN TELEMATIK

Vodafone Group Plc ("Vodafone") announces today that Arcor AG & Co. ("Arcor"), a 73.6% subsidiary of Vodafone AG, has sold its remaining 50.1% stake in its railway specific fixed-line telecommunications activities, Arcor DB Telematik GmbH ("Telematik"), to the German state owned railway operator Deutsche Bahn AG group ("Deutsche Bahn").

Arcor had initially sold Telematik's physical infrastructure as well as a 49.9% stake in Telematik's equity and entered into a put/call arrangement with Deutsche Bahn governing the remaining 50.1% stake, exercisable from 1 July 2002.

Deutsche Bahn exercised its option to purchase the remaining 50.1% stake today. Arcor has now received the full transaction consideration of Euro 1.15 billion.

For further information contact:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Head of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Jon Earl, Senior Group Communications Manager

Tel: +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges / John West

Tel: +44 (0) 20 7600 2288

2002/050

8 July 2002

DISPOSAL OF HOLDING IN RUHRGAS

Vodafone Group Plc announces today that, following permission from the German Ministry of Economics, its subsidiary Vodafone AG has completed the sale to E.ON AG of its 23.6% stake in Bergemann GmbH through which it holds an 8.2% stake in Ruhrgas AG. The total cash, which has already been received, was approximately Eur903 million, including dividends and accrued interest.

- ends -

For further information contact:

Vodafone Group Plc
Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Head of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Darren Jones, Senior Investor Relations Manager
Tel: +44 (0) 1635 673310

Tavistock Communications
Lulu Bridges/John West
Tel: +44 (0) 20 7600 2288

STOCK EXCHANGE ANNOUNCEMENT
Announced at 16:07 hrs
14 June 2002

RNS No: 2871X
14 June 2002 - for immediate release

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised today that on 13 June 2002 Lady Kathleen Gent, the wife of the Chief Executive of the Company, acquired 51,020 ordinary shares of US$0.10 each in the Company at the price of 98p per share.

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT
Announced at 16:41 hrs
17 June 2002

RNS No: 3606X
17 June 2002 - for immediate release

Notification of Major Interests in Shares

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was notified today that on 13 June 2002 The Capital Group Companies Inc, including its affiliates Capital Guardian Trust Company, Capital International Limited, Capital International SA, Capital International Inc and Capital Research and Management Company, had holdings forming part of funds managed on behalf of investment clients in 2,744,292,778 ordinary shares of US$0.10 each in the capital of the Company. These holdings represent 4.03 per cent of the issued ordinary share capital of the Company. Set out below is a list of registered holders as notified by The Capital Group Companies Inc and their respective holdings in the Company.

Holdings by Management
Companies and Fund:

	Number of Shares	Percent of Outstanding
Capital Guardian Trust Company	1,468,142,990	2.15
Capital International Limited	464,397,412	0.68
Capital International SA	183,529,808	0.27
Capital International Inc	98,118,172	0.14
Capital Research & Management Company	530,104,396	0.78

S R Scott
Company Secretary

stock.exc\2811 capital.doc

STOCK EXCHANGE ANNOUNCEMENT
Announced at 17:14 hrs
18 June 2002

18 June 2002 - for immediate release

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised today by Mourant ECS Trustees Limited that on 14 June 2002 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 92p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

	No. of shares
Mr P R Bamford	270
Mr J M Horn-Smith	272
Mr K J Hydon	272

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT
Announced at 17:04
19 June 2002

RNS No: 4888X
19 June 2002 - for immediate release

Vodafone Group Plc ("the Company")

Copies of the Company's Annual Report & Accounts and Annual Review Summary Financial Statement for the year ended 31 March 2002 have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel: (0) 207 676 1000

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT
RELEASED AT 15:56 hrs
24 June 2002

AVS No: 912249
24 June 2002 – for immediate release

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company has today been advised by Mourant & Co that, further to conditional awards made on 19 June 2002 by the Trustees of the Vodafone Group Employee Trust in accordance with the Vodafone Group Short Term Incentive Plan, 1,050,913 and 304,457 ordinary shares of US$0.10 each in the capital of the Company were purchased at a price per share of 91.97 pence on behalf of Peter Bamford and Thomas Geitner, directors of the Company, respectively, the cash benefits of which were outlined in the Annual Report and Accounts for the year ended 31 March 2002. The shares were purchased by the Trustees at a price per share of 91.97 pence. The shares will normally be transferred to participants on or shortly after the second anniversary of the date of grant of the award, subject to the continued employment of the participants. The vesting of one third of the shares in each award is additionally conditional on the achievement of a performance target approved by the Remuneration Committee. The performance condition is that the growth in adjusted earnings per share over the two-year performance period must be at least six percentage points above the rate of growth of the UK Retail Prices Index over the same period.

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT
Announced at 17:12
1 July 2002

RNS No: 03327
1 July 2002 - for immediate release

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985, I have to inform you, further to the Company's announcement made on 19 June 2002 relating to the vesting of long term incentive award shares, short term incentive award shares and special bonus shares held on behalf of Sir Christopher Gent, Peter Bamford, Julian Horn-Smith and Kenneth Hydon, all directors of the Company, that solely in order for the purpose of satisfying the tax liability arising on the release of shares comprised in the awards, the Trustees of the Vodafone Group Employee Trust have today sold the following ordinary shares of US$0.10 each in the capital of the Company at 90.67p per share on behalf of the following directors:

	No. of shares sold
Sir Christopher Gent	705,447
Julian Michael Horn-Smith	291,223
Kenneth John Hydon	289,698

Peter Bamford discharged the tax liability on his share award from his own resources and accordingly, the following number of shares have today been transferred from the Trustees to the following directors in satisfaction of the awards of shares:

	No. of shares transferred
Sir Christopher Gent	1,058,171
Peter Richard Bamford	32,844
Julian Michael Horn-Smith	436,835
Kenneth John Hydon	434,548

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT
Announced at 14.36
3 July 2002

RNS No: 1385Y
3 July 2002 - for immediate release

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985, I have to inform you that on 2 July 2002 the Company was advised by The Share Centre, administrators of Personal Equity Plans and Individual Savings Accounts for the Company, that on 1 July 2002, through reinvestment of tax reclaims, Mr K J Hydon, director of the Company, acquired 29 ordinary shares and Mr J M Horn-Smith, director of the Company, acquired 5 ordinary shares of US$0.10 each in the capital of the Company at 90p per share.

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT
Announced at 14:57
5 July 2002

RNS No: 2663Y
5 July 2002 - for immediate release

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised today that on 1st July 2002 Lady Paula MacLaurin the wife of the Chairman of the Company, acquired 5,325 ordinary shares of US$0.10 each in the Company at the price of 91.42p per share.

Philip Howie
Deputy Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 16, 2002

By:
Name: Stephen R. Scott
Title: Company Secretary